January 31, 2005

Mail Stop 0409

VIA U.S. MAIL AND FAX 305-577-5994

Mr. Otto Bethlen
President and CEO
EZ2 Companies, Inc.
200 SE First Avenue, Suite 620
Miami, FL 33131

RE:	Edgar Filing.Net, Inc. (EZ2 Companies, Inc.)
	Form 8-K filed January 27, 2005
            File No. 0-29449

Dear Mr. Bethlen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please request that the former accountant revise the Exhibit 16 letter addressed to the Commission stating whether it agrees with all statements made in the Form 8-K as they relate to the former accountant and, if not, stating the respects in which it does not agree. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended
Form 8-K.

2. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-B
Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

3. Please note that the official records of the Commission show your name as Edgar Filing.Net, Inc., not EZ2 Companies, Inc.

File an amendment under cover of Form 8-K/A and include the ITEM
4.01
designation, including the letter from the former accountant filed as an Exhibit 16. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within
10
business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by
Exhibit 16 should cover any revised disclosures.





Any questions regarding the above should be directed to me at
(202)
824-5336, or in my absence, to Robert Benton at (202) 942-1811.

						Sincerely,



						Rachel T. Zablow
						Staff Accountant


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EZ2 Companies, Inc.
January 31, 2005



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